Exhibit 99.3
Annual
Business Report
Period 6
January 01, 2005 ~ December 31, 2005
WiderThan Co., Ltd.

Table of contents
1. Company overview
2. Changes in capital stock and liability
3. Business description
4. Financial statement
5. Board of Directors and Audit Committee members
6. Shareholder information
7. Investment in equity securities
8. Subsequent events

1. Company overview
1.1. Company mission
Our mission is to ensure a mobile Internet future – opening a “wider” world to our customers’ subscribers. WiderThan was established in June, 2000 with a vision of pioneering the global mobile Internet. Our main objective is to create and deliver groundbreaking mobile Internet products, solutions and services. Our applications, content and services enable wireless carriers to provide a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers.
From our roots developing and operating mobile entertainment applications for SK Telecom in Korea we have grown into a world leader in the fast-evolving mobile Internet industry. We have successfully developed several applications that we believe were among the first to be deployed anywhere in the world. For example, in 2002, we launched with SK Telecom a WAP, and web enabled ringback tone service, which enables callers to hear music chosen by the service subscriber instead of the traditional electronic ringing sound, while waiting for the call recipient to answer. In 2004, we deployed in Korea a music-on-demand service that enables subscribers to download music to MP3-enabled mobile phones over both wireline or wireless networks.
We currently provide mobile entertainment solutions to 42 wireless carriers in 17 countries, including SK Telecom in Korea, Cingular Wireless, Sprint PCS, T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines.
The key to WiderThan’s rapid growth and success is its innovative and industry-experienced team comprised of executives from SK Telecom, Nokia, Qualcomm, Samsung Electronics, VeriSign, EDS, AT Kearney and others. WiderThan has been aggressive and exclusive in bringing together only the best management and industry technologists in their respective fields. Together they’re committed to WiderThan’s mission of ensuring a mobile Internet future – opening a “wider” world to its users.

1.2. Company history
June, 2000
WiderThan.com established

November, 2001
WiderThan.com becomes the first Korean company to export wireless internet platform on a turn key basis to GSM operator

April, 2002
WiderThan.com offers world’s first mobile broadcasting service through NateAir of SK Telecom

April, 2002
Ringback tone IVR service by WiderThan.com ‘5082 COLORing’ is introduced to SK Telecom

May, 2002
WiderThan secures strategic investment from Nokia Venture Partners

November, 2002
WiderThan.com opens Beijing office.

June, 2003
WiderThan.com in cooperation with SK Telecom provides COLORing solution to MobileOne of Singapore

July, 2003
WiderThan.com introduces Zamburger, a “takeout entertainment’ brand for total mobile internet contents and services through WAP and WEB

July, 2003
WiderThan.com provides COLORing solution to Vietnamese carrier

January, 2004
WiderThan.com provides WAP cartoon contents to China mobile

March, 2004
WiderThan.com signs agreement with Globe telecom of the Philippines to provide industry leading ringback tone solution and service operation

March, 2004
WiderThan.com opens Philippine office.

July, 2004
WiderThan.com opens New Delhi office.

July, 2004
WiderThan.com makes inroads into the Indian market by providing industry leading ringback tone solution and service to Bharti Airtel

October, 2004
WiderThan.com expands its presence in the United States with acquisition of Ztango

November, 2004
WiderThan.com provides ringback tone solution and service to Verizon wireless

December, 2004
WiderThan.com provides ringback tone solution and service to T-Mobile in the United States

January, 2005
WiderThan.com changes its corporate name to “WiderThan”, reinforcing our mission to deliver groundbreaking mobile Internet solution and services and to open a wider world to mobile users everywhere

June, 2005
WiderThan provides ringback tone solution and service to Indonesia’s major mobile operator, PT Excelcomindo Pramata

December, 2005
WiderThan makes the stock market debut at NASDAQ

January, 2006
WiderThan provides V CAST Music On Demand solution and service to Verizon wireless
1.3. Employees

2002	2003	2004	2005
208	257	378	437

*	including HQ and all global subsidiaries and branch offices

1.4. Global subsidiaries and branch offices

Major business
		contents	Location
Branch office	Philippines	Ringback tone, Games	Units 1206-1208, Ayala Tower One and Exchange Plaza, Ayala
Triangle, Ayala Avenue, Makati City, Metro Manila, Philippines

	China	Games	No. 406, C1 Building Huitong Office Park, No 71, Jianguo
Road, Chao Yang District, Beijing 100025, China

Subsidiaries	United States	Ringback tone,	Virginia office
		Music On Demand, Games, Inter	11600 sunrise Valley Drive, Suite 100 VA 20191
		Carrier Messaging	Seattle office
13555 SE 36th. Suite# 101, Bellevue, WA 98006

New York office
519 8th. 2nd Floor, New York, NY 10018

	India	Ringback tone, IPG, Games	H-12 Ground floor, Greenpark Extension, New Delhi 110-016, India

	Indonesia	Ringback tone, Games	Menara Rajawali 6th Fl., Kawasan Mega Kuningan Lot #5.1,
Jakarta Selatan 12950, Indonesia

	United Kingdom	Ringback tone	200 Brook Drive, Green Park, Reading, RG2 6UB, United Kingdom

2. Changes in capital stock and liability
2.1. Changes in capital stock
(Unit: in million Korean won)

		Number of
		shares	Par		Cumulative
		issued	value	Paid-in	Paid-in
Date	Category	(Shares)	(Won)	Capital	Capital	Remarks
June, 2000	Common stock	120,000	5,000	600	600	Incorporation
August, 2000	Common stock	280,000	5,000	1,400	2,000
November, 2000	Common stock	400,000	5,000	2,000	4,000
March, 2001	Common stock	200,000	5,000	1,000	5,000
May, 2002	Preferred stock	142,857	5,000	714	5,714
June, 2004	Common stock	500,000	500	250	5,964
October, 2004	Preferred stock	2,052,479	500	1,026	6,991
August, 2005	Preferred stock	926,167	500	463	7,454
December, 2005	Common stock	4,000,000	500	2,000	9,454
December, 2005	Common stock	900,000	500	450	9,904

*	Stock split.

On August 2003, the number of our issued and outstanding shares (including preferred shares) was increased as a result of a 10-for-1 stock split.

*	Conversion of preferred stock to common stock

All of Series A, B and C Preferred stock(total 4,407,216 stocks) have been converted into common stock with a conversion ratio of 1:1 at the time of initial public offering in NASDAQ.

2.2. Changes in liability
We do not have any debt as of December 31, 2004 and 2005.
3. Business description
WiderThan delivers mobile Internet solution and services
3.1. Service business
Our service business consists of the followings:
3.1.2. CAS (Carrier Application Service)
Through carrier application services, we design and develop mobile entertainment applications that we then manage and operate for and on behalf of our carrier customers. We have developed several carrier application services for the global market, including ringback tone service, which enables callers to hear music while waiting for the call recipient to answer, and music-on-demand, which enables subscribers to download music to MP3-enabled mobile phones.
For our services, we receive from our carrier customers any combination of (i) a percentage of the carrier’s monthly subscription and/or transaction revenue, (ii) a fixed fee per transaction or (iii) a fixed fee per period. Under revenue share agreements, we share in the revenues generated by our carrier customers by receiving a percentage of the revenues generated by the carriers through our carrier application services. Our carrier customers may charge their subscribers either a monthly subscription fee or a per transaction fee or both depending on their revenue and billing models. Under fixed fee per transaction arrangements, we receive from our carrier customers a fixed fee per every transaction made by the users of such carrier customers. Under fixed fee per period arrangements, we generally receive monthly fixed fees from our carrier customers for our services.
3.1.2. Content services
Our content services involve the delivery of content, such as ringback tones, ringtones and mobile games, to wireless subscribers through application service providers such as ourselves or through a carrier’s own applications.
3.1.3. Professional and other services
Our professional services include website creation and management, software development, consulting and other services. Our website creation and management service includes designing and maintaining loyalty program websites for four different membership clubs offered by SK Telecom. Our responsibilities include online strategy and planning, website and WAP site integration, market research, promotion, content planning, interface designs, site maintenance, customer service and content provider support. For this service, we receive from SK Telecom a monthly site management fee, plus additional fixed fees for content design, promotion, site renewal and additional planning.
3.2. System sales
Our system sales principally involve the sale to wireless carriers of hardware with our software application loaded onto it, together with system integration and maintenance fees.

4. Financial statement
Our revenue in 2005 is 78,467 million won which is 14.1% increased as compared to the previous year 68,777 million won. However, net income of 4,052 million won and earning per share of 278 won in 2005 are decreased as compared to the net income 6,402 million won and earning per share of 466 won in 2004. Stock compensation expense has increased from 186 million won to 4,133 million won, by 3,947 million won.
After the initial public offering to NASDAQ, cash and cash equivalent increased to 69,766 million won, which is an increase by 51,836 million won as compared to previous year.
< Balance Sheet>
As of December 31, 2005
(Unit: in thousands of Korean won)

Amount
Current assets	117,765,159
Non current asset	37,622,619
Total assets	155,387,778

Current liabilities	35,968,283
Non current liabilities	1,804,882
Total liabilities	37,773,165

Common stock	9,903,608
Additional paid-in capital	84,470,820
Retained earnings	19,691,327
Capital adjustments	3,548,858
Total shareholders’ equity	117,614,613

Total liabilities and shareholders’ equity	155,387,778

< Statements of Income>
From January 1, 2005 to December 31, 2005
(Unit: in thousands of Korean won)

Amount
Operating revenue	78,467,090
Operating expenses	70,774,050

Outsourcing cost	28,829,875
Salaries	16,758,138
Advertisement	4,080,147
Other operating expense	21,105,890
Operating income	7,693,040

Non-operating income	1,545,674
Non-operating expenses	2,010,918
Income before Taxes	7,227,796

Income taxes	3,175,360
Net income	4,052,436

5. Board of Directors and Audit Committee members

Title	Name	Position	Remarks
CEO	Sang-Jun Park	Representative Director
Director	Randolph Lee Austin, Jr.	Non-executive director
Director	Thomas E. Wheeler	Non-executive director
Director	Jin-Woo So	Non-executive director
Director	Dong-Hyun Jang	Non-executive director
Director	Jung-Woo Sung	Non-executive director	Audit Committee member
Director	Lori Holland	Non-executive director	Audit Committee member
Director	Antti Kokkinen	Non-executive director	Audit Committee member
Director	Neeraj Bharadwaj	Non-executive director
6. Shareholder information
6.1. Description of common stock
(Unit : Shares, in thousands of Korean won)

	Number of	Paid-in
Category	shares	capital	Remarks
Common stock	19,807,216	9,903,608
6.2. Major shareholders

	Number of	Percentage of
Name of shareholder	Shares	ownership (%)	Remarks
SK Telecom	2,000,000	10.10%	Affiliate
Nokia Venture Partners II, L.P. (note 1)	2,011,735	10.16%
SAIF Capital Limited	1,600,000	8.08%

	Number of	Percentage of
Name of shareholder	Shares	ownership (%)	Remarks
i-Hatch Ventures, L.P. (note 2)	1,521,834	7.68%
WTC Investment BVBA	1,000,000	5.05%
Tae-Won Chey	828,362	4.18%
General Atlantic Partners 64 L.P. (note 3)	494,790	2.50%
Jin-Woo So	334,000	1.69%	Director
Sang-Jun Park	150,000	0.75%	Representative director
Listed on NASDAQ ADS	6,900,000	34.84%
Others	2,966,495	14.98%
Total	19,807,216	100.00%

(Note 1)	Consist of 1,989,815 shares held by Nokia Venture partners II, L.P. and 21,920 shares owned by NVP Affiliates Funds II, L.P.

(Note 2)	Consist of 518,069 shares owned by i-Hatch Ventures L.P., 3,765 shares owned by i-Hatch Advisor L.P. and 1,000,000 shares owned by i-Hatch WTC Holdings LLC.

(Note 3)	Consist of 420,859 shares owned by General Atlantic Partners 64, L.P. and 73,931 shares owned by GAP Coinvestment Partners II, L.P. 73,931 stocks.
6.3. Transaction with major investors
In 2005, about 87% of our revenue, 68,240 million won, came from SK Telecom.

7. Investment in equity securities
7.1 Available-for-sale securities
(Unit: in thousands of Korean won)

	Percentage of	Acquisition	Carrying
Company name	ownership (%)	cost	value
InnoAce Co., Ltd.	7.50%	240,000	240,000
JC Entertainment Inc.	1.47%	266,000	93,545
Total		506,000	333,545
7.2 Equity-method investment securities
(Unit: in thousands of Korean won)

	Percentage of	Acquisition	Carrying
Company name	ownership (%)	cost	value
AirCross Co., Ltd.	42.86%	337,500	785,719
Widerthan Americas	100.00%	25,755,146	22,348,378
Widerthan Indonesia	100.00%	202,740	249,020
Widerthan UK	100.00%	361,036	550,951
Total		26,656,422	23,934,068
8. Subsequent events
No material events are noted